UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson 2025 Nine Month Trading Update (Unaudited)
17th October 2025	Continued execution against our strategic priorities; on track to deliver on 2025 market expectations1 with clear drivers for stronger growth in Q4.

Highlights
●	Underlying Group sales growth accelerating to 4% in Q3, resulting in 2% growth for the nine-month period. Stronger Q4 sales growth expected given known business unit dynamics.
●	Continued strategic and operational progress, including:
o
Building Enterprise momentum, including a new strategic partnership with Cognizant (link here) and a strategic alliance with Deloitte, together with the successful launch of our multi-year global collaboration with Salesforce as their exclusive provider of certifications (link here).

	o	Expansion of AI learning content and training through launch of AI Literacy Modules (link here) and ongoing global rollout of AI-powered Study Prep (link here).
	o	Growing evidence that our AI-powered study tools are improving learning outcomes with Connections Academy students achieving higher grades with our AI study tools (link here).
●	On track to deliver on 2025 market expectations1.

Omar Abbosh, Pearson's Chief Executive, said:
"Pearson delivered another quarter of good progress, with accelerated sales growth in Q3, and robust performance across our businesses. Our teams continue to execute against our strategic priorities, leading on the application of innovative technologies and growing our enterprise customer footprint. With clear drivers for strong future growth, we are well positioned for the opportunities that lie ahead, supporting our medium term outlook."

Underlying Group sales growth accelerating to 4% in Q3, 2% for the nine months
●	Assessment & Qualifications sales growth accelerated in Q3, with sales up 4% in the period and Pearson VUE returning to growth. Sales increased 2% for the nine-month period.
●	Virtual Learning sales increased 17% in Q3, with 2025/26 academic year enrolments up 13%. Sales increased 4% for the nine-month period.
●
Higher Education sales were down 1% in Q3 driven by International Higher Education due to ongoing challenging trading conditions in mature markets. US Higher Education sales grew 2% in the same period, with solid growth in our core US Higher Education Courseware business, partly offset by declines in K12 given the transitionary period. Sales increased 2% for the nine-month period.

●
English Language Learning returned to growth in Q3, with sales up 1%, driven by strong performance in Pearson Test of English (PTE) ahead of recent test enhancements. Sales declined 1% for the nine-month period, as expected.

●
Enterprise Learning & Skills sales increased 2% in Q3, with quarter on quarter improvement in Enterprise Solutions.  Sales grew 3% for the nine-month period with solid performance in Vocational Qualifications and Enterprise Solutions continuing to build momentum.

Outlook
●	We expect Group sales growth and adjusted operating profit in line with market expectations1 for 2025 with stronger sales growth in Q4.
●
Beyond 2025, Pearson is positioned to deliver a mid-single digit underlying sales growth CAGR, sustained margin improvement that will equate to an average increase of 40 basis points per annum and strong free cash conversion2, in the region of 90% to 100%, on average, across the period.

Financial summary
Underlying growth for the third quarter and nine months ended 30th September 2025 compared to the equivalent period in 2024.

Sales	Q3	Nine months
Assessment & Qualifications	4%	2%
Virtual Learning	17%	4%
Higher Education	(1)%	2%
English Language Learning	1%	(1)%
Enterprise Learning & Skills	2%	3%
Total	4%	2%
Throughout this announcement growth rates are stated on an underlying basis unless otherwise stated. Underlying growth rates exclude currency movements, and portfolio changes.

Assessment & Qualifications
Assessment & Qualifications sales growth accelerated in Q3, with sales up 4% in the period. Sales increased 2% for the nine-month period.

Pearson VUE returned to growth in Q3 driven by new contract launches. Sales declined 1% for the nine-month period driven by the pause in a contract delivered in 2024, which resumed in the quarter, and headwinds in PDRI, which we now expect to continue into next year, driven by US federal government hiring and spend reductions.

US Student Assessment sales were down 1% for the nine-month period with phasing expected to normalise in Q4.

Clinical Assessment sales were up 9% for the nine-month period, due to the continued traction of our products in the market, pricing and digital product growth.

UK and International Qualifications sales increased 8% for the nine-month period driven by volume, pricing and strong International growth.

We continue to expect low to mid-single digit sales growth for the full year. Growth will be Q4 weighted due to new and renewed contracts.

Virtual Learning
Virtual Learning sales grew 17% in Q3 driven by a 13% increase in 2025/26 academic year enrolments in the Fall semester, favourable mix and funding.  Enrolment growth benefited from the completed roll out of the new enrolment portal across the school network and targeted marketing investments to capture demand. This investment will support profitable sales growth next year given the business' strong student life-time value, although it will be a headwind to margin in H2 this year. We also embedded our career programme across the network ahead of the Fall back-to-school period, supporting improved student retention, and continue to enhance our career offering through new and extended partnerships.

We successfully opened two new schools for the 2025/26 academic year and made a strategic closure of a small school at the end of the 2024/25 academic year. This brings our total number of schools to 41 across 31 states for the 2025/26 academic year.

We have expanded Pearson's AI custom assessment tool to all teachers across our network driving increased adoption and usage. By more than halving the time needed to create custom student assessments, the tool enables teachers to spend more time on meaningful student interactions.

Sales grew by 4% over the nine-month period, with strong performance in Q3 partially offset by the final portion of the impact of previously announced school losses that affected the first half of the year.

Full year expectations for Virtual Learning remain unchanged with sales expected to grow in H2, and for the full year, driven by enrolment increases, partially from new school openings, for the 2025/26 academic year.

Higher Education
In Higher Education, sales increased 2% for the nine-month period benefiting from growth of 19% in Inclusive Access and of 2% in US digital subscriptions. Sales were down 1% in Q3, driven by International Higher Education due to ongoing challenging trading conditions in mature markets. US Higher Education sales grew 2% in the same period driven by solid growth in our core US Higher Education Courseware business, with continued strong monetisation of our Study Prep tool and sustained engagement with our AI-powered study tools, partly offset by declines in our K-12 channel. As previously flagged, 2025 is a transitionary year for our K-12 channel as we ramp up our strategically important direct sales team selling our proprietary AP®, Dual Enrolment, and CTE materials into US states and school districts.

We recently launched our new AI Literacy Modules, which are assignable learning experiences aimed at equipping students with the skills to understand, use, and evaluate AI ethically and effectively. Additionally, we expanded the rollout of our AI-powered Study Prep tools internationally, providing personalised study support across more than 25 academic subjects to students worldwide.

We continue to expect sales growth in 2025 to be higher than in 2024 as we build on the successful results of our sales team transformation and product innovations, particularly using AI.

English Language Learning
English Language Learning returned to growth in Q3, with sales up 1%, driven by strong performance in PTE ahead of recent test enhancements.

Sales declined 1% for the nine-month period, as expected, with the first half of the year impacted by a strong comparator period in Institutional. We continue to expect a strong Q4 in Institutional driven by academic cycles in our key Latin American markets.

We continue to lead on the application of innovative technologies, with the launch of a new AI chatbot in the Longman English Plus app - available to over 1 million young learners in China, with speaking practice aligned to our proprietary Global Scale of English.

We continue to expect full year sales growth to moderate, compared to 2024 growth, given the impacts of elections on immigration rates in 2025 affecting our PTE business. Growth will be Q4 weighted. We remain confident in the medium term outlook given demographic projections.

Enterprise Learning & Skills
Sales increased 3% for the nine-month period with solid performance in Vocational Qualifications and Enterprise Solutions continuing to build momentum with new wins including Cognizant and Deloitte. Sales increased 2% in Q3, with solid quarter on quarter improvement in Enterprise Solutions partially offset by a difficult comparator in Vocational Qualifications due to a prior year one-off development fee.

Sales are expected to grow high single digit for the full year with Vocational Qualifications seeing solid growth and the addition of several new contracts for Enterprise Solutions. Growth will be supported by recent customer announcements and pipeline activity.

2025 guidance summary
Underlying Sales growth	Group	In line with market expectations1 with stronger sales growth in Q4.
	Assessment & Qualifications	Sales to grow low to mid-single digit. Growth will be Q4 weighted due to new and renewed contracts.
	Virtual Learning	Return to growth in H2, and for the full year, driven by enrolment increases, partially from new school openings, for the 2025/26 academic year.
	Higher Education	Sales growth in 2025 will be higher than in 2024 as we build on the successful results of our sales team transformation and product innovations, particularly using AI.
English Language Learning
Sales growth will moderate given the impacts of elections on immigration rates in 2025 affecting our PTE business. We expect growth to be Q4 weighted. We remain confident in the medium term outlook given demographic projections.

Enterprise Learning & Skills
Sales to grow high single digit with Vocational Qualifications seeing solid growth and the addition of several new contracts for Enterprise Solutions. Growth will be supported by recent customer announcements and pipeline activity.

Group Profit	Adjusted Operating Profit	In line with market expectations1.
	Interest	Adjusted net finance costs of c.£65m.
	Tax rate	We expect the effective tax rate on adjusted profit before tax to be between 24% and 25%.
Cash flow		We expect a free cash flow conversion2 of 90-100% plus the £0.1bn State Aid repayment which was received in full during Q1 2025.
FX		Every 1c movement in GBP:USD rate equates to approximately £5m adjusted operating profit impact.
1Current market expectations: underlying sales growth 4%, adjusted operating profit of £656m at £:$ 1.23.  Taking the average FX rate through the first 9 months of 2025 (£:$1.32) and assuming the September 2025 month end rate of (£:$1.35) for the rest of the year, results in an implied FX rate for the full year of £:$1.33. This results in an updated adjusted operating profit of c.£606m.
2Free cash flow conversion calculated as free cash flow divided by adjusted earnings.

Contacts
Investor Relations	Alex Shore Steph Crinnegan	+44 (0) 7720 947 853 +44 (0) 7780 555 351
	Gemma Terry Brennan Matthews	+44 (0) 7841 363 216 +1 (332) 238-8785
Media Teneo Pearson	Ed Cropley Laura Ewart	+44 (0) 7492 949 346 +44 (0) 7798 846 805
Virtual Event	Pearson's 2025 nine-month trading update is taking place today at 08:30 (BST). Register to receive log in details: https://pearson.connectid.cloud/register

About Pearson
At Pearson, our purpose is simple: to help people realise the life they imagine through learning. We believe that every learning opportunity is a chance for a personal breakthrough. That's why our Pearson employees are committed to creating vibrant and enriching learning experiences designed for real-life impact. We are the world's lifelong learning company, serving customers with digital content, assessments, qualifications, and data. For us, learning isn't just what we do. It's who we are. Visit us at pearsonplc.com.

Notes
Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearsonplc.com). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 17 October 2025
By: /s/ NATALIE WHITE

------------------------------------
Natalie White
Deputy Company Secretary